Exhibit 99.1

Jaguar Mining Provides Gurupi Open Pit Gold Project Update

Progressing with Commitments for Equipment Purchase and Financing Negotiations

JAG - TSX/NYSE

CONCORD, NH, Nov. 9, 2011 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) (NYSE: JAG) is pleased to provide an update for its 100%-owned Gurupi Open Pit Gold Project (the "Project") located in the state of Maranhão, Brazil.

The Board of Directors of the Company has approved continued advancement of the Project.  Construction work on infrastructure is continuing and the development of new housing for relocating families is underway.  The issuance of the Installation License for the construction of the process plant is expected before the end of the year.  The Board of Directors has also approved the ordering of long lead time mining and process plant equipment.  Purchase negotiations are underway.

Daniel Titcomb, Jaguar's President and Chief Executive Officer, stated "We are advancing the base case Project, 5 million tonnes (150,000 ounces) per year.  We are excited about the growth Gurupi will add to the Company.  As our geologists evaluate data from the on-going drilling program and review existing information about surrounding targets, we are gaining confidence that the property has the potential to support a significant production expansion.  We are therefore implementing an aggressive exploration program and associated technical studies to confirm this potential."

Further key activities currently being conducted by the Company are as follows: completion of detailed engineering and the preparation of a definitive control budget; updating of the resource estimates to incorporate ongoing infill and step out drilling results; updating of the Life of Mine (LOM) plan and reserve estimates based on a new resource model and the latest geo-technical design criteria; and preparation of a new cash flow model with updated economic parameters.

Term sheets for non-recourse project specific financing have been tendered from multiple institutions and are currently being considered.  The Board of Directors has approved bringing the Project financing to completion, which is targeted for the first half of 2012.

Exploration Update

The Company has received initial results from the 30,000-meter drilling program at Gurupi.  The results confirm the potential to increase gold indicated mineral resources at the Project's Cipoeiro and Chega Tudo ore bodies, currently estimated at 69,887,500 tonnes at 1.12 grams per tonne totaling 2,518,170 ounces.

"We are very pleased with the results of the first phase of our drilling program at Gurupi," added Titcomb.  "The results suggest down-dip mineralization continuity consistency as expected.  We believe this significantly enhances the Project's exploration potential and the possibility to expand our future production profile in the region."

Previous resource drilling campaigns at the Project had delineated the mineralization down to 170 meters vertical depth at Cipoeiro and 130 meters vertical depth at Chega Tudo.

Phase One of the current program consists of 22,000 meters of infill and step-out drilling intended to convert inferred resources into indicated resources within the pit-shell in accordance with the feasibility study filed on SEDAR in January 2011, as well as test the down-dip continuity of both the Cipoeiro and Chega Tudo ore bodies down to 250 vertical meters on a regular grid.

In addition to the infill and step-out program, a total of eight deeper holes were planned to test the mineralization down to 400 vertical meters.  Preliminary results from deep holes FCTU0023 and KCT420 at Chega Tudo suggest the extension of the mineralization to approximately 300 meters (see Sections A and B below).

While the infill drilling confirms the mineralization is in line with the grade and width indicated from previous drilling programs, the step-out drilling demonstrates that the mineralization is persistent down-dip in both ore bodies as a pervasive pyrite-gold assemblage associated with NW-SE shear zones.

The Company has executed approximately 65 percent (14,346 meters) of the planned Phase One drilling work.  Significant results from the initial 25 diamond drill holes (4,249 meters) that represent the Phase One drilling results available to date at the Cipoeiro and Chega Tudo ore bodies are presented in the tables below.

Phase Two, which is expected to commence in December 2011 and include 53 holes in 8,400 meters, is intended to test the lateral continuation of hydrothermal alteration zones and sulfide mineralization adjacent to Chega Tudo and Cipoeiro in order to potentially expand the existing mineral resource base.

Jaguar expects to provide another exploration update for Gurupi early in 2012.  A new assessment of the Project's mineral resources inventory is expected to be completed during the second quarter 2012.

Chega Tudo - Drilling Results
Hole	From (m)	To (m)	Au (g/t)	Length (m)	Type of Intersection
FCTU0003	69.10	76.10	1.20	7.00	Infill
	164.10	178.10	1.00	14.00	Step-out
	177.10	178.10	5.29	1.00
FCTU0004	117.00	126.00	0.99	9.00	Infill
FCTU0005	85.00	101.00	2.11	16.00	Infill
	175.00	198.00	1.13	23.00	Step-out
FCTU0006	105.90	110.00	2.87	4.10	Infill
FCTU0007	0.00	7.00	1.05	7.00	Infill
	29.00	47.00	0.94	18.00	Infill
	125.00	137.00	1.07	12.00	Step-out
FCTU0008	38.85	51.05	0.82	12.20	Step-out
FCTU0009	30.00	35.40	1.08	5.40	Step-out
	60.15	64.00	1.42	3.85	Infill
	127.00	151.55	0.91	24.55	Step-out
FCTU0010	137.00	140.00	3.40	3.00	Infill
	176.00	182.00	0.95	6.00	Step-out
FCTU0012	40.45	48.00	1.08	7.55	Infill
FCTU0019	185.00	193.00	2.41	8.00	Step-out
FCTU0023	351.00	367.80	1.04	16.80	Deep Hole Step-out

      Note: Not all holes represent true thickness.

Cipoeiro Drilling Results
Hole	From (m)	To (m)	Au (g/t)	Length (m)	Type of Intersection
FCP0010	0.00	36.00	0.75	36.00	Step-out
	115.75	117.70	11.61	1.95	Step-out
	169.00	186.00	0.70	17.00	Step-out
	169.00	170.00	5.08	1.00
	185.00	186.00	3.93	1.00
FCP0013	61.70	73.00	2.06	11.30	Infill
	64.20	65.00	20.29	0.80
	80.00	82.00	5.84	2.00	Infill
	81.00	82.00	11.12	1.00
FCP0015	141.00	182.70	1.21	41.70	Infill
FCP0016	72.00	74.00	5.29	2.00	Infill
	105.00	120.70	1.57	15.70	Infill
FCP0017	59.00	120.00	0.73	61.00	Infill
FCP0018	20.55	22.80	3.46	2.25	Infill
FCP0019	108.00	124.00	0.74	16.00	Step-out
FCP0022	112.25	125.00	1.32	12.75	Infill

Note: Not all holes represent true thickness.

Qualified Person

The drill results disclosed in this press release were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine Services, LLC.  Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101 and amendments and additions thereto.  SGS Geosol and Acme Laboratories located in the state of Minas Gerais, Brazil, provided independent sample preparation and assay services, using standard industry practices.  There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in additions to the mineral resources.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão as described above.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Image with caption: "Cipoeiro 3D View (CNW Group/Jaguar Mining Inc.)". Image available at: http://photos.newswire.ca/images/download/20111109_C4388_PHOTO_EN_6441.jpg
Image with caption: "Chega Tudo 3D View (CNW Group/Jaguar Mining Inc.)". Image available at: http://photos.newswire.ca/images/download/20111109_C4388_PHOTO_EN_6442.jpg

Section A
Section B
FCTU0007
1.07@12.0m
FCTU0006
2.87@4.1m
1.13@23.0m
FCTU0005
2.41@8.0m
FCTU0019
FCTU0023
1.04@16.8m
Programmed Deep Holes
Programmed Infill / Step-out holes
Executed Drill Holes
Planned Pit-Shell
Ore bodies
0
250
m

Image with caption: "Chega Tudo Section A (CNW Group/Jaguar Mining Inc.)". Image available at: http://photos.newswire.ca/images/download/20111109_C4388_PHOTO_EN_6443.jpg
Image with caption: "Chega Tudo Section B (CNW Group/Jaguar Mining Inc.)". Image available at: http://photos.newswire.ca/images/download/20111109_C4388_PHOTO_EN_6444.jpg

100
50
0
-50
-100
-150
-200
-250
-300
-350
-400
KCT420
KCT328
KCT265
KCT329
KCT418
10.0m @ 0.9g/t
9.5m @ 1.4g/t
7.7.0m @ 0.8g/t
30.0m @ 1.0g/t
12.0m @ 0.7g/t
16.7m @ 0.9g/t
6.0m @ 0.7g/t
4.0m @ 0.7g/t
6.0m @ 0.4g/t
22.5m @ 0.7g/t
15.7m @ 0.8g/t
4.6m @ 0.7g/t
3.0m @ 4.7g/t
4.0m @ 1.3g/t
Conglomerates
0
100
m
Conglomerate layers
Pit boundary
Mineralized Intersection
Drilling
Surface
Mineralization
Lithology
Andesite
Sandstone
Dacite
Graphitic Schist
Saprolite

For further information:

Investors and Analysts may contact:

Roger Hendriksen
Vice President, Investor Relations
603-224-4800
rhendriksen@jaguarmining.com

Members of the media may contact:

Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 21:07e 09-NOV-11

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, concerning the Company's Gurupi Project and its ability to add growth to the Company, as well as the Company's ability to complete financing of the Gurupi Project in the first half of 2012.

These forward-looking statements can be identified by the use of the words "believes", "intends", "plans", "expects" and "will".  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The forward-looking statements represent our view as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2010 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2010 filed with the United States Securities and Exchange Commission and available at www.sec.gov.